FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice re: Annual General Meeting 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICICI Bank Limited

Date:	August 5, 2008	By:	/s/ Mehernosh Kapadia
			Name :	Mehernosh Kapadia
			Title :	General Manager & Joint Company Secretary

Item 1

Notice

NOTICE is hereby given that the Fourteenth Annual General Meeting of the Members of ICICI Bank Limited (the Company) will be held on Saturday, July 26, 2008 at 1.30 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, to transact the following business:

ORDINARY BUSINESS

1.
To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2008 and Balance Sheet as at that date together with the Reports of the Directors and the Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. Sridar Iyengar, who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a director in place of Mr. T. S. Vijayan, who retires by rotation and, being eligible, offers himself for re-appointment.

6.	To appoint a director in place of Mr. Lakshmi N. Mittal, who retires by rotation and, being eligible, offers himself for re-appointment.

7.	To appoint a director in place of Mr. Narendra Murkumbi, who retires by rotation and, being eligible, offers himself for re-appointment.

8.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, BSR & Co., Chartered Accountants, be appointed as statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2009.

9.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices in India and abroad for the year ending March 31, 2009.

SPECIAL BUSINESS

10.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. Sonjoy Chatterjee, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company.

11.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, Mr. Sonjoy Chatterjee, be appointed as a wholetime Director (designated as Executive Director) of the Company, effective October 22, 2007 up to October 21, 2012, on payment of the following remuneration:

Salary:

In the range of Rs.300,000 to Rs.1,000,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

In case Company-owned accommodation is not provided, Mr. Sonjoy Chatterjee, shall be eligible for house rent allowance of Rs.100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

Up to the average percentage of performance bonus paid to the employees, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof and subject to such other approvals as may be necessary.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. Sonjoy Chatterjee, within the terms mentioned above, subject to the approval of Reserve Bank of India, from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Sonjoy Chatterjee shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that Mr. Sonjoy Chatterjee shall not be subject to retirement by rotation during his tenure as wholetime Director. However, in order to comply with the provisions of the Articles of Association of the Company and the Companies Act, 1956, he shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceed one-third of the total number of Directors. If he is re-appointed as Director immediately on retirement by rotation, he shall continue to hold his office of wholetime Director and the retirement by rotation and re-appointment shall not be deemed to constitute a break in his appointment as wholetime Director.

NOTES:

a)	The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of Item Nos. 10 and 11 set out in the Notice is annexed hereto.

b)
A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED OR CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c)
Members are requested to note that the Company’s shares are under compulsory demat trading for all investors. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

d)
The Register of Members and the Share Transfer Book of the Company will remain closed from Saturday, July 12, 2008 to Saturday, July 26, 2008 (both days inclusive). Dividend for the year ended March 31, 2008, at Rs. 11 per fully paid-up equity share, if declared at the Meeting, will be paid on and from Monday, July 28, 2008:

(i)
to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Saturday, July 26, 2008 after giving effect to all valid transfers in physical form lodged on or before Friday, July 11, 2008 with the Company and/or its Registrar and Transfer Agent; and

(ii)
in respect of shares held in electronic form, on the basis of beneficial ownership as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Friday, July 11, 2008. In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company during the period April 1, 2008 to July 11, 2008 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2008, if declared at the Meeting.

e)	(i)
Members holding shares in physical form are requested to immediately notify change in their address, if any, to the Registrar and Transfer Agent of the Company, namely, 3i lnfotech Limited, Maratha Mandir Annexe, Dr. A. R. Nair Road, Mumbai Central, Mumbai 400 008, quoting their Folio Number(s).

(ii)
In order to avoid fraudulent encashment of dividend warrants, Members holding shares in physical form are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before July 11, 2008, a Bank Mandate (providing details of name and address of banker, branch, PIN code and particulars of the bank account) or changes therein, if not provided earlier, under the signature of the Sole/First holder alongwith the folio number. This information will be printed on the dividend warrants. Members may also avail of the Electronic Clearing Service (ECS) mandate facility provided by the Company.

f)
Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, nominations, power of attorney, change of address/name etc. to their depository participant only and not to the Company or its Registrar and Transfer Agent. The said intimations will be automatically reflected in the Company’s records.

g)
Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amount of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Account of the Company and erstwhile The Sangli Bank Limited, is required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts. Therefore, the amount of unclaimed dividend up to the financial year ended March 31, 2000 has been transferred, and for the financial year ended March 31, 2001 is being transferred, to IEPF.

As such, Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2001 and subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

h)	Members may avail of the nomination facility as provided under Section 109A of the Companies Act, 1956.

i)
Pursuant to the requirements on corporate governance under Clause 49 of listing agreements entered into with stock exchanges, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

j)
Members desirous of getting any information about the accounts and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

k)
All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered and the Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof up to the date of the Meeting.

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956

Item Nos. 10 and 11

Mr. Sonjoy Chatterjee has been appointed as an additional Director effective October 22, 2007 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and holds office up to the date of the Fourteenth Annual General Meeting of the Company as provided under the said Article but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. Sonjoy Chatterjee for the office of Director. The Board of Directors, at its Meeting held on October 19, 2007 (based on the recommendation of the Board Governance & Remuneration Committee), appointed him as wholetime Director (designated as Executive Director), subject to the approval of Reserve Bank of India (RBI) and the Members for a period of five years effective October 22, 2007 on the terms and conditions mentioned in the Circular dated October 25, 2007 as required under Section 302 of the Companies Act, 1956. RBI, vide letter dated December 3, 2007, approved his appointment and payment of remuneration as decided by the Board at its Meeting held on October 19, 2007 and as detailed in the said Circular.

The Directors recommend the adoption of the Resolutions at Item Nos. 10 and 11 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item Nos. 10 and 11 of the Notice except Mr. Sonjoy Chatterjee to the extent of his appointment and payment of remuneration.

By Order of the Board

SANDEEP BATRA
Group Compliance Officer
& Company Secretary

Mumbai, April 26, 2008

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

Annexure

Pursuant to Clause 49 of the listing agreements with the stock exchanges, following information is furnished about the Directors proposed to be appointed/re-appointed

1.
Mr. Sridar Iyengar was first appointed on the Board on April 30, 2005. He is a Fellow Member of the Institute of Chartered Accountants in England and Wales and holds a Bachelor Degree in Commerce from University of Kolkata. He was the Partner-in-Charge of KPMG’s Emerging Business Practice. He has held a number of leadership roles within KPMG’s global organization particularly in setting up and growing new practices. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. He was with KPMG from 1968 until his retirement in March 2002. Mr. Sridar Iyengar did not hold any equity shares of the Company as on April 26, 2008.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Aver Q Inc. Career Launcher India Limited Infosys BPO Limited Infosys Technologies Limited Kovair Software Inc. Onmobile Asia Pacific Private Limited Rediff Holdings Inc. Rediff.com India Limited
Career Launcher India Limited
Audit Committee, Chairman
Compensation Committee

Infosys BPO Limited
Audit Committee
Compensation Committee

Infosys Technologies Limited
Audit Committee
Compensation Committee
Risk Committee

Onmobile Asia Pacific Private Limited
Compensation Committee, Chairman

Rediff.com India Limited
Audit Committee, Chairman

ICICI Bank Limited
Audit Committee, Chairman
Risk Committee

2.
Mr. T. S. Vijayan was first appointed on the Board on April 30, 2005. He holds a Bachelor’s Degree in Science and a Diploma in Management. He joined Life Insurance Corporation of India (LIC) in 1977 and has worked at various senior levels. He was appointed as the Managing Director of LIC on January 24, 2005. At present, he is the Chairman of LIC. Mr. T. S. Vijayan did not hold any equity shares of the Company as on April 26, 2008.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
LIC Housing Finance Limited, Non-Executive Chairman
LIC (International) (BSC) (C), Bahrain, Non-Executive Chairman
Life Insurance Corporation of India, Chairman
LIC (Lanka) Limited, Non-Executive Chairman
LIC (Mauritius) Offshore Limited, Non-Executive Chairman
LIC Mutual Fund Asset Management Company Limited,
Non-Executive Chairman
LIC (Nepal) Limited, Non-Executive Chairman
LIC Pension Fund Limited, Non-Executive Chairman
General Insurance Corporation of India
Kenindia Assurance Company Limited
National Commodity & Derivatives Exchange Limited
National Stock Exchange of India Limited

General Insurance Corporation of India
Audit Committee, Chairman
Investment Committee

Life Insurance Corporation of India
Executive Committee, Chairman
Investment Committee, Chairman

National Commodity & Derivatives Exchange Limited
Business Strategy and Risk Management
Committee

3.
Mr. Lakshmi N. Mittal was first appointed on the Board effective May 3, 2002. He holds a Bachelor’s degree in Commerce (Magna-cum-Laude). He is the President & CEO of ArcelorMittal, the world’s number one steel company, with experience in industry and management. Mr. Lakshmi Mittal held 3,120,700 shares of the Company as on April 26, 2008 (which includes 10,000 shares held indirectly through companies of which he and his family are ultimate beneficial owners).

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ArcelorMittal SA, President & CEO
ArcelorMittal USA Inc.
Commonwealth Business Council Limited
European Aeronautic Defence and Space Company Eads NV
ONGC Mittal Energy Limited
ONGC Mittal Energy Services Limited
Nil

4.
Mr. Narendra Murkumbi was first appointed as an additional Director on the Board on January 20, 2006. He is an Electronics Engineer and has done a post graduate diploma in management from IIM, Ahmedabad. Mr. Murkumbi started a lime based pesticide unit (an SSI) and managed the same for four years. Sensing greater opportunities in the sugar sector, he subsequently set up Shree Renuka Sugars Limited. He is currently the Managing Director of Shree Renuka Sugars Limited. Mr. Narendra Murkumbi did not hold any equity shares of the Company as on April 26, 2008.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
KBK Chem-Engineering Private Limited, Chairman
Shree Renuka Sugars Limited, Managing Director
Renuka Commodities DMCC, Dubai, Director & CEO
J.P. Mukherji & Associates Private Limited
Murkumbi Bioagro Private Limited
Murkumbi Industries Private Limited
Shree Renuka Infraprojects Limited

Shree Renuka Sugars Limited
Strategy Management Committee,
Chairman
Investors Grievance Committee
Risk Management Committee

ICICI Bank Limited
Audit Committee
Credit Committee
Customer Service Committee
Fraud Monitoring Committee
Share Transfer & Shareholders/Investors’
Grievance Committee
Strategy Committee

5.
Mr. Sonjoy Chatterjee is a B.E in Chemical Engineering and holds a Master’s degree in Business Administration from IIM Bangalore. Mr. Chatterjee joined erstwhile ICICI Limited (eICICI) in 1994 in the project finance department. During the period 1998-2000, he was Head-Strategic Support in the office of the Group Chief Executive Officer of eICICI. During 2000-2001, he was responsible for managing some of the key corporate relationships of eICICI. He moved to London in 2002 to set-up ICICI Bank’s first overseas subsidiary, namely, ICICI Bank UK PLC. He was appointed as a wholetime Director designated as Executive Director effective October 22, 2007. He is currently responsible for wholesale banking, government banking and international banking business of the Bank. Mr. Sonjoy Chatterjee held 30,925 shares of the Company as on April 26, 2008.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Bank Canada ICICI Bank Eurasia Limited Liability Company ICICI Bank UK PLC.
ICICI Bank Canada
Audit Committee
Credit Review Committee

ICICI Bank Eurasia Limited Liability Company
Risk and Credit Committee, Chairman
Audit Committee
Governance Committee

ICICI Bank UK PLC.
Board Governance Committee
Board Risk & Credit Committee

ICICI Bank Limited
Asset Liability Management Committee
Committee of Directors

By Order of the Board

SANDEEP BATRA
Group Compliance Officer
& Company Secretary

Mumbai, April 26, 2008

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051